                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                         -----            -----

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a fair disclosure on the resolutions passed at an extraordinary meeting of the Company's shareholders held on August 5, 2003, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on August 5, 2003;

     Exhibit 99.2: a corporate disclosure on the change in the Company's representative directors and the appointment of a new chief executive officer of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on August 5, 2003; and

     Exhibit 99.3: a corporate disclosure on the extraordinary shareholders'
                   meeting resolutions, filed with the Financial Supervisory Commission of Korea and KOSDAQ on August 5, 2003.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            HANARO TELECOM, INC.



Date: August 8, 2003                        By: /s/ Kyu June Hwang
                                                --------------------------------
                                                Name:  Kyu June Hwang
                                                Title: Managing Director

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             a fair disclosure on the resolutions passed at an extraordinary meeting of the Company's shareholders held on
                  August 5, 2003, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on
                  August 5, 2003.

99.2:             a corporate disclosure on the change in the Company's representative directors and the appointment of a new chief executive officer of the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on August 5,
                  2003.

99.3:             a corporate disclosure on the extraordinary shareholders' meeting resolutions, filed with the Financial
                  Supervisory Commission of Korea and KOSDAQ on August 5, 2003.